SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

March 1, 2004

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated February 27, 2004 regarding the delisting of the ADSs from the New York Stock Exchange.

TRANSLATION

Lima, February 27, 2004

Messrs.

Registro Público del Mercado de Valores

Comisión Nacional Supervisora

De Emrpesas y Valores – CONASEV

Lima.-

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and Key Events, Private Information and Other Communications CONASEV Resolution No. 107-2002-EF/94.10, Telefónica del Perú S.A.A. informs you that the Securities and Exchange Commission (the “SEC”) has granted the application filed by Telefónica del Perú S.A.A. to withdraw its American Depositary Shares evidenced by American Depositary Receipts from listing and registration on the New York Stock Exchange, effective upon the opening of business on March 1, 2004.

Enclosed find the corresponding document issued by the SEC.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefonica del Peru S.A.A.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1001

[GRAPHIC APPEARS HERE]

FACSIMILE TRANSMITTAL COVER SHEET

Please deliver to:	Manuel Garciadiaz

Organization:	Davis Polk & Wardwell

Fax Number:	212-450-3800

Re:	Telefonica del Peru S.A.A.: Order Granting Application to Withdraw

Date:	February 27, 2004

From:	Gail S. Fortson, Paralegal Specialist Office of Market Supervision Division of Market Regulation (202) 942-0793

Fax Number:	(202) 942-9695

Total Number of Pages Including Cover Sheet: 4

Comments:

WARNING

THIS MESSAGE IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO HAVE BEEN SPECIFICALLY AUTHORIZED TO RECEIVE IT, AND MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you are hereby notified that any review, dissemination, distribution, or copying of this communication is strictly prohibited.

SECURITIES AND EXCHANGE COMMISSION

Issuer Delisting; Order Granting the Application of Telefonica del Peru S.A.A. to Withdraw its American Depositary Shares evidenced by American Depositary Receipts (each American Depositary Share representing ten Class B shares, nominal value S/1.00 each) from Listing and Registration on the New York Stock Exchange, Inc. File No. 1-14404

February 27, 2004

Telefonica del Peru S.A.A., a Republic of Peru corporation (“Issuer”), has filed an application with the Securities and Exchange Commission (“Commission”), pursuant to Section 12(d) of the Securities Exchange Act of 1934 (“Act”)1 and Rule 12d2-2(d) thereunder,2 to withdraw its American Depositary Shares evidenced by American Depositary Receipts (each American Depositary Share representing ten Class B shares, nominal value S/1.00 each) (“Security”), from listing and registration on the New York Stock Exchange, Inc. (“NYSE” or “Exchange”). Notice of such application was published in the Federal Register on January 22, 2004.3 No comments were received. As discussed below, the Commission is granting the application.

The Board of Directors (“Board”) of the Issuer approved a resolution on December 17, 2003 to withdraw the Issuer’s Security from listing on the NYSE. The Board stated that following reasons factored into its decision to withdraw the Issuer’s Security from the Exchange: (i) the Issuer has few record holders (as of December 29, 2003, the Issuer had 128 holders of record); (ii) the Issuer’s Security has a low trading volume (a monthly average of 164,117 during

[1]	15 U.S.C. 781(d).

[2]	17 CFR 240.12d2-2(d).

[3]	See Securities Exchange Act Release No. 49084 (January 15, 2004), 69 FR 3186.

the 2-year period ended December 31, 2003 and an average daily trading volume of less than 0.5% of the total outstanding Security during the same period); (iii) the Issuer has a limited U.S. nexus with no assets, operations or employees in the U.S. and a controlling non-U.S. shareholder that beneficially owns approximately 97% of the Issuer’s capital stock and, as a result, no longer seeks access to U.S. equity markets as a stand-alone entity; (iv) an alternative trading market already exists for the class B shares underlying the Issuer’s Security, which currently trade on the Issuer’s home stock exchange – the Lima Stock Exchange; (v) holders of the Security and the investing public were informed in 2000 that the Issuer’s Security could be delisted voluntarily from the NYSE following consummation of the tender offer by the Issuer’s controlling shareholder for the remaining Security and underlying class B shares it did not already own; and (vi) the Issuer believes that the ongoing fees and expenses, including the listing fees, investor relations costs, annual report preparation and distribution expenses and related management time, associated with the continued NYSE listing is unduly burdensome in comparison to the benefits of continued listing.

The Issuer stated in its application that it has complied with all applicable laws in effect in the jurisdiction of the Republic of Peru, in which it is incorporated, and with the NYSE’s rules governing an issuer’s voluntary withdrawal of a security from listing and registration. The Issuer stated in its application that it has met the requirements of the NYSE rules governing an issuer’s voluntary withdrawal of a security from listing and registration. The Issuer’s application relates solely to the withdrawal of the Securities from listing on the Amex and from registration under Section 12(b) of the Act4 and shall not affect its obligation to be registered under Section 12(g) of the Act.5

The Commission, having considered the facts stated in the application and having due regard for the public interest and protection of investors, orders that the application be, and it hereby is, granted, effective at the opening of business on March 1, 2004.

For the Commission, by the Division of Market Regulation, pursuant to delegated authority.6

Jonathan G. Katz
Secretary

[4]	15 U.S.C. 781(b).

[5]	15 U.S.C. 781(g).

[6]	17 CFR 200.30-3(a)(1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÓNICA DEL PERÚ S.A.A.

Date: March 1, 2004	By:	/s/ Julia María Morales Valentín
Name: Julia María Morales Valentín
Title: General Counsel of Telefónica del Perú S.A.A.